                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              S C H E D U L E 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                               ENTERACTIVE, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   293636106
                                (CUSIP Number)
                            Copy to:
 Seneca Ventures                        Stephen A. Cohen, Esq.
 68 Wheatley Road                       Morrison Cohen Singer & Weinstein, LLP
 Brookville, New York  11545            750 Lexington Avenue
 Telephone (516) 626-3070               New York, New York 10022
                                        Telephone (212) 735-8600

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 May 21, 1996
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ______.

Check the following space if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))


                                  - 1 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                    Barry Rubenstein


 2         Check the Appropriate Box if a Member of a Group*         (a)   /X/

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*          PF, WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                 United States


                         7        Sole Voting Power
      Number of                        232,500 shares                3.1%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        732,592 shares                10%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         232,500 shares                3.1%
         With
                         10       Shared Dispositive Power
                                       732,592 shares                10%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                         965,092 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                   / /



13         Percent of Class Represented by Amount in Row (11)
                                                                     12.8%


14         Type of Reporting Person*
                                                       IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                        Woodland Venture Fund


 2         Check the Appropriate Box if a Member of a Group*         (a)   /X/

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*          WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      New York


                         7        Sole Voting Power
                                       135,844 shares                1.9%
      Number of
        Shares           8        Shared Voting Power
     Beneficially                      0 shares                      0%
       Owned By
         Each            9        Sole Dispositive Power
      Reporting                        135,844 shares                1.9%
        Person
         With            10       Shared Dispositive Power
                                       0 shares                      0%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                         135,844 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     1.9%


14         Type of Reporting Person*

                                      PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 3 of 34 -

CUSIP
No. 293636106                   13D


 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                        Seneca Ventures


 2         Check the Appropriate Box if a Member of a Group*         (a)   /X/

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*          WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      New York


                         7        Sole Voting Power
      Number of                        82,922 shares                 1.1%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        0 shares                      0%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         82,922 shares                 1.1%
         With
                         10       Shared Dispositive Power
                                       0 shares                      0%

11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                         82,922 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                              / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     1.1%


14         Type of Reporting Person*

                                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                         Woodland Services Corp.


 2         Check the Appropriate Box if a Member of a Group*
                                                                     (a)   /X/

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*          WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      New York


                         7        Sole Voting Power
      Number of                        0 shares                      0%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        218,766 shares                3.0%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       218,766 shares                3.0%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                                            218,766 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     3.0%

14         Type of Reporting Person*

                                      CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 of 34 -

CUSIP
No. 293636106 13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                               21st Century Communications Partners, L.P.


 2         Check the Appropriate Box if a Member of a Group*
                                                                     (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      Delaware


                         7        Sole Voting Power
      Number of                        279,835 shares                3.8%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        131,687 shares                1.8%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         279,835 shares                3.8%
         With
                         10       Shared Dispositive Power
                                       131,687 shares                1.8%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                         411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%



14         Type of Reporting Person*
                                                                    PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                    21st Century Communications T-E Partners, L.P.


 2         Check the Appropriate Box if a Member of a Group*         (a)    / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      Delaware


                         7        Sole Voting Power
      Number of                      98,765 shares                   1.3%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                      312,757 shares                  4.3%
         Each
      Reporting          9        Sole Dispositive Power
        Person                       98,765 shares                   1.3%
         With
                         10       Shared Dispositive Power
                                     312,757 shares                  4.3%








11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                         411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /



13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%


14         Type of Reporting Person*
                                      PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 of 34 -

CUSIP
No. 293636106                    13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                           21st Century Communications Foreign Partners, L.P.


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                      OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                      Delaware


                         7        Sole Voting Power
      Number of                        32,922 shares                 0.4%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                      378,600 shares                  5.2%
         Each
      Reporting          9        Sole Dispositive Power
        Person                       32,922 shares                   0.4%
         With
                         10       Shared Dispositive Power
                                     378,600 shares                  5.2%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                       411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%


14         Type of Reporting Person*

                                      PN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 8 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                          Michael J. Marocco


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization          United States


                         7        Sole Voting Power
                                       0 shares                      0%
      Number of
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        411,522 shares                5.6%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       411,522 shares                5.6%



11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                          411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%



14         Type of Reporting Person*
                                      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 9 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                             Barry Lewis


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization           United States


                         7        Sole Voting Power
                                       0 shares                      0%
      Number of
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        411,522 shares                5.6%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       411,522 shares                5.6%




11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                       411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                     / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%


14         Type of Reporting Person*
                                      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 10 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                            John Kornreich


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization               United States


                         7        Sole Voting Power
                                       0 shares                      0%
      Number of
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        411,522 shares                5.6%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       411,522 shares                5.6%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                       411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                   / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%



14         Type of Reporting Person*
                                      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 11 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                              Harvey Sandler


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization                 United States


                         7        Sole Voting Power
      Number of                        0 shares                      0%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        411,522 shares                5.6%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       411,522 shares                5.6%

11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                            411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                   / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%

14         Type of Reporting Person*
                                      IN




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 12 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                            Andrew Sandler


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /

 3         SEC Use Only


 4         Source of Funds*                                     OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization             United States


                         7        Sole Voting Power
      Number of                        0 shares                      0%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        411,522 shares                5.6%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         0 shares                      0%
         With
                         10       Shared Dispositive Power
                                       411,522 shares                5.6%


11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                                411,522 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                   / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     5.6%

14         Type of Reporting Person*
                                      IN




                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 13 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                           Barry Fingerhut


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /


 3         SEC Use Only


 4         Source of Funds*                                     WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization             United States


                         7        Sole Voting Power
      Number of                        20,000 shares                 0.3%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        493,826 shares                6.7%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         20,000 shares                 0.3%
         With
                         10       Shared Dispositive Power
                                       493,825 shares                6.7%

11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                                            513,826 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain

           Shares*                                                   / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     7.0%

14         Type of Reporting Person*
                                      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 14 of 34 -

CUSIP
No. 293636106                   13D

 1         Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                                             Irwin Lieber


 2         Check the Appropriate Box if a Member of a Group*         (a)   / /

                                                                     (b)   / /


 3         SEC Use Only


 4         Source of Funds*                                     WC, OO


 5         Check Box if Disclosure of Legal Proceedings is Required  / /


 6         Citizenship or Place of Organization            United States


                         7        Sole Voting Power
      Number of                        42,000 shares                 0.6%
        Shares
     Beneficially        8        Shared Voting Power
       Owned By                        493,826 shares                6.7%
         Each
      Reporting          9        Sole Dispositive Power
        Person                         42,000 shares                 0.6%
         With

                         10       Shared Dispositive Power
                                       493,826 shares                6.7%

11         Aggregate Amount Beneficially Owned By Each Reporting Person
                                          535,826 shares


12         Check Box if the Aggregate Amount in Row (11) excludes Certain
           Shares*                                                   / /


13         Percent of Class Represented by Amount in Row (11)
                                                                     7.3%

14         Type of Reporting Person*
                                      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 - 15 of 34 -

     This statement, dated May 21, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated September 11, 1995, regarding the reporting persons ownership of certain securities of Enteractive, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1.   Security and Issuer

          (a)  Common Stock, $0.01 par value per share (CUSIP No. 293636106).

          (b) Non-Redeemable Common Stock Purchase Warrant ("Warrant"), expiring on October 20, 1997, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, exercisable either as of October 20, 1995 or as of May 15, 1996 (CUSIP No. 293636114).

          (c)  Option ("Option") to purchase 50,000 shares of Common
Stock, expiring January 3, 2004, entitling the holder thereof to purchase the Common Stock at $2.35 per share, exercisable as of January 3, 1995.

          (d) Non-Qualified Stock Option ("Non-Qualified Option") to purchase 125,000 shares of Common Stock, expiring on November 10, 2004, entitling the holder thereof to purchase the Common Stock at $3.75 per share, exercisable commencing on November 10, 1995.

          (e)      Enteractive, Inc.
                       Suite 2100
                  110 West 40th Street
               New York, New York  10018


ITEM 2.   Identity and Background

     1. (a) Barry Rubenstein, a general partner of Seneca Ventures and Woodland Venture Fund and Applewood Associates, L.P. ("Applewood"), President and a director of InfoMedia Associates, Ltd. ("Infomedia"), President, sole director and sole shareholder of Woodland Services, Corp., an officer and director of Applewood Capital

                                 - 16 of 34 -

     Corp. ("AC Corp."), an officer and shareholder of Dalewood Associates, Inc., a general partner of Dalewood Associates, L.P. ("Dalewood") a general partner of Applewood, and a trustee of the Marilyn and Barry Rubenstein Family Foundation (the "Foundation").


          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.


     2. (a) Woodland Venture Fund, a limited partnership organized under the laws of the State of New York (the "Fund").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               Woodland Services Corp. and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

     3. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

                                 - 17 of 34 -

          (d)  No.

          (e)  No.

               Barry Rubenstein is the President and sole director of Services, and owns all of Service's outstanding shares of common stock, no par value.

     4. (a) Seneca Ventures, a limited partnership organized under the laws of the State of New York ("Seneca").



          (b)  Address:
                    68 Wheatley Road
                    Brookville, New York  11545

          (c)  Principal Business:  Investments.

          (d)  No.

          (e)  No.

               The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include certain other investors.


     5. (a) 21st Century Communications Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("21st Century").

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York  10153

          (c)  Principal Occupation:  Investments.

          (d)  No.

          (e)  No.

               Sandler Investment Partners, L.P. ("SIP") and InfoMedia are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.

     6. (a) 21st Century Communications T-E Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("T-E").


                                 - 18 of 34 -

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York  10153

          (c)  Principal Occupation:  Investments.

          (d)  No.

          (e)  No.

               SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

     7. (a) 21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").


          (b)  Address:
                    c/o Fiduciary Trust (Cayman) Limited
                    P.O. Box 1062
                    Grand Cayman, B.W.I.

          (c)  Principal Occupation:  Investments.

          (d)  No.

          (e)  No.

               SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

     8. (a) Michael J. Marocco, director, officer and sole shareholder of MJM Media Corp.

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York  10153

          (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

                                 - 19 of 34 -

          (f)  Citizenship:  United States.

               MJM Media is a general partner of Sandler Capital
Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     9.   (a)  Barry Lewis, director and majority shareholder of EMEBE
Corp.

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York  10153

          (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.


               EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     10.  (a)  John Kornreich, director and majority shareholder of Four
JK Corp.

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York  10153

          (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.

               Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     11.  (a)  Harvey Sandler, sole shareholder of ARH Corp.

                                 - 20 of 34 -

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.

     ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     12. (a) Andrew Sandler, a manager and majority member of ALSI, LLC.

          (b)  Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d)  No.


          (e)  No.

          (f)  Citizenship:  United States.

     ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     13. (a) Barry Fingerhut, is a shareholder, Executive Vice President and director of InfoMedia, a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.

          (b)  Address:
                    767 Fifth Avenue
                    New York, New York  10153

          (c)  Principal Occupation:  Investment adviser.

                                 - 21 of 34 -

          (d)  No.

          (e)  No.

          (f)  United States.

     InfoMedia is a general partner of 21st Century, T-E and Foreign.

     14. (a) Irwin Lieber, is a shareholder, Secretary and Treasurer and a director of InfoMedia, a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.

          (b)  Address:
                    767 Fifth Avenue
                    New York, New York 10153

          (c)  Principal Occupation:  Investment adviser.

          (d)  No.

          (e)  No.

          (f)  United States.

     InfoMedia is a general partner of 21st Century, T-E and Foreign.


ITEM 3.   Source and Amounts of Funds or Other Consideration

          The individual reporting person obtained funds for the purchase of their securities from personal funds, working capital and/or other funds. The partnerships obtained funds for the purchase of their securities from their respective working capital and/or other funds.

           On June 16, 1995, Rev-Wood Merchant Partners ("Rev-Wood"), of which Barry Rubenstein is a general partner, made a capital distribution to Mr. Rubenstein in the form of the Option. The Issuer previously granted to Rev-Wood options to purchase 100,000 shares of Common Stock as of January 3, 1994.

          The Board of Directors of the Issuer approved the grant of the Non-Qualified Option to Barry Rubenstein, as of November 10, 1994, under the Issuer's 1994 Stock Option Plan for Consultants.

                                 - 22 of 34 -

          On August 31, 1994, Rev-Wood acquired restricted shares of Common Stock in a private transaction. On December 2, 1994 Rev-Wood distributed 37,500 restricted shares of Common Stock to Mr. Rubenstein.

          In January 1996, Seneca, the Fund, the Foundation, Applewood, Dalewood, 21st Century, T-E, and Foreign purchased units ("January Units") consisting of an unsecured convertible promissory note in the principal amount of $50,000 ("Convertible Note") and 10,000 warrants ("January Warrant"). Upon the consummation of a public offering by the Issuer, the January Warrants are exchangable for Warrants and the Convertible Notes, at the option of the holder, are exchangable for cash or Common Stock and Warrants. On May 21, 1996, the Issuer consummated a public offering, pursuant to which Seneca, the Fund, Applewood, 21st Century, T-E, and Foreign received Common Stock and Warrants for their Convertible Notes, and the Foundation and Dalewood elected to receive cash. Each of Seneca, the Fund, the Foundation, Applewood, Dalewood, 21st Century, T-E, and Foreign received Warrants for their January Warrants, which such reporting persons had sold on May 16, 1996.

          Pursuant to an agreement with GKN Securities Corp. ("GKN"), the reporting persons have agreed that they will not sell any of their shares of Common Stock without the consent of GKN until the earlier of (i) May 15, 1998 or (ii) the twentieth day after the end of the second consecutive whole fiscal quarter after May 15, 1996 during which the Issuer has positive net income on a consolidated basis.

          The amount of funds used in making the purchases of the shares of Common Stock in the over-the-counter market and in private transactions are set forth below:

          Name                              Amount of Consideration
          ----                              -----------------------
          Seneca Ventures                           $287,500
          Woodland Venture Fund                     $465,000
          Barry Rubenstein Rollover IRA              $40,000
          Barry Rubenstein                           $62,250
          21st Century Communications
            Partners, L.P.                          $850,000
          21st Century Communications

            T-E Partners, L.P.                      $300,000
          21st Century Communications
            Foreign Partners, L.P.                  $100,000



ITEM 4.   Purpose of Transaction.

          The reporting persons acquired their securities for purposes of investment.

                                 - 23 of 34 -

          The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 7,341,435 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated May 15, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 21, 1996:

                                   Shares of           Percentage of Shares
                                   Common Stock        of Common Stock
Name                            Beneficially Owned(1)  Beneficially Owned(1)
Barry Rubenstein                     965,092(2)               12.8%
Woodland Venture Fund                135,844                   1.9%
Seneca Ventures                       82,922                   1.1%
Woodland Services Corp.             218,766(2)                 3.0%
21st Century Communications          411,522(3)                5.6%
Partners, L.P.
21st Century Communications T-E      411,522(4)                5.6%
Partners, L.P.
21st Century Communications Foreign  411,522(5)                5.6%
Partners, L.P.


- --------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants.
(2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.
(3) Includes 279,835 shares of Common Stock. 21st Century disclaims beneficial ownership of 98,765 shares of Common
         Stock owned by T-E and 32,922 shares of Common Stock owned by Foreign.
(4) Includes 98,765 shares of Common Stock. T-E disclaims beneficial ownership of 279,835 shares of Common Stock owned by 21st Century and 32,922 shares of Common Stock owned by

         Foreign.
(5) Includes 32,922 shares of Common Stock. Foreign disclaims beneficial ownership of 279,835 shares of Common Stock owned by 21st Century and 98,765 shares of Common Stock owned by T-E.


                                 - 24 of 34 -

                                                          Shares of                    Percentage of Shares
                                                        Common Stock                      of Common Stock
Name                                                 Beneficially Owned(1)             Beneficially Owned(1)
- ----                                                 ------------------                 ------------------
Michael J. Marocco                                        411,522(6)                              5.6%
Barry Lewis                                               411,522(6)                              5.6%
John Kornreich                                            411,522(6)                              5.6%
Harvey Sandler                                            411,522(6)                              5.6%
Andrew Sandler                                            411,522(6)                              5.6%
Barry Fingerhut                                           513,826(6)                              7.0%
Irwin Lieber                                              535,826(6)                              7.3%


     (b) Barry Rubenstein has sole power to vote and dispose of 232,500 shares of Common Stock. By virtue of being a shareholder, officer and director of InfoMedia, a shareholder and officer of Dalewood and a general partner of Applewood, Seneca and the Fund, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 732,592 shares of Common Stock, representing approximately 10% of the outstanding Common Stock.

                           By virtue of being the sole shareholder, officer and
director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 411,522 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.

                           By virtue of being the majority shareholder and
director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 411,522 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.

                           By virtue of being the majority shareholder and
director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 411,522 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.

                           By virtue of being the sole shareholder of ARH Corp.,
Harvey Sandler may be deemed to have shared power to vote and to dispose of 411,522 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.


                           By virtue of being a manager and majority member of
ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 411,522 shares of Common Stock, representing approximately 5.6% of the outstanding Common Stock.

- --------
(6) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.


                                 - 25 of 34 -

                           Barry Fingerhut has sole power to vote and dispose of
20,000 shares of Common Stock underlying the Warrants. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 493,826 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.

                           Irwin Lieber has sole power to vote and dispose of
5,000 shares of Common Stock and 37,000 shares of Common Stock underlying the Warrants. By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 493,826 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock.


                  (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from March 22, 1996 through May 21, 1996, inclusive:


                                     Purchase or    Number of Warrants     Purchase or
Name of Shareholder                  Sale Date      Purchased or (Sold)   Sale Price
- -------------------                  -----------    -------------------   ------------
21st Century Communications            05/16/96      (729,670)               $.95
Partners, L.P.

21st Century Communications            05/16/96      (257,530)               $.95
T-E Partners, L.P.

21st Century Communications            05/16/96       (85,844)               $.95
Foreign Partners, L.P.

Seneca Ventures                        05/16/96       (85,844)              $1.00


Woodland Venture Fund                  05/16/96      (171,688)              $1.00

         21st Century, T-E, Foreign, Seneca and the Fund sold their Warrants on May 16, 1996, however such Warrants were not issued to them until the consummation of a public offering by the Issuer on May 21, 1996.

         In addition, Applewood sold 214,608 Warrants at $1.00 per Warrant and Dalewood sold 40,000 Warrants at $1.00 per Warrant.


                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.


                                 - 26 of 34 -

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          (a) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.

          (b) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.

          (c) 21st Century is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by 21st Century.

          (d) T-E is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by T-E is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by T-E.

          (e)  Foreign is a limited partnership established and governed by

Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Foreign is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by Foreign.

          (f) Except for the circumstances discussed or referred to in paragraphs (a) through (e) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule.

                                 - 27 of 34 -

ITEM 7.   Material to be Filed as Exhibits

          Exhibit A - Agreement, effective as of June 30, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                 - 28 of 34 -



                                   Signature

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: July 31, 1996
                           /s/ Barry Rubenstein
                           ---------------------------------------------------
                           Barry Rubenstein, as General Partner on
                           behalf of Seneca Ventures and
                           Woodland Venture Fund, and as
                           President of Woodland Services Corp.


                           21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                           By:  Sandler Investment Partners, L.P.,
                           general partner
                              By:  Sandler Capital Management, general partner
                                   By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           -----------------------------------
                                             Name:
                                             Title:


                           21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                           By:  Sandler Investment Partners, L.P.,
                           general partner
                              By:  Sandler Capital Management, general
                           partner
                                   By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           -----------------------------------
                                             Name:
                                             Title:

                           21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                           By:  Sandler Investment Partners, L.P.,
                           general partner
                              By:  Sandler Capital Management, general
                                   partner
                                   By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           -----------------------------------
                                             Name:
                                             Title:


                             /s/ Michael J. Marocco
                             ----------------------------------------------
                                   Michael J. Marocco, Individually

                             /s/ Barry Lewis
                             ----------------------------------------------
                                   Barry Lewis, Individually

                             /s/ John Kornreich
                             ----------------------------------------------
                                   John Kornreich, Individually

                             /s/ Harvey Sandler
                             ----------------------------------------------
                                   Harvey Sandler, Individually

                             /s/ Andrew Sandler
                             ----------------------------------------------
                                   Andrew Sandler, Individually

                             /s/ Barry Rubenstein
                             ----------------------------------------------
                                   Barry Rubenstein, Individually

                             /s/ Irwin Lieber
                             ----------------------------------------------
                                   Irwin Lieber, Individually

                             /s/ Barry Fingerhut
                             ----------------------------------------------
                                   Barry Fingerhut, Individually





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                              Exhibit A
                 JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share ("Common Stock"), and other securities convertible into Common Stock of Enteractive, Inc. and that this Agreement be included as an Exhibit to such joint filing.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of July, 1996.


                         SENECA VENTURES

                         /s/ Barry Rubenstein
                         ------------------------------------
                         Barry Rubenstein,
                         A General Partner


                         WOODLAND VENTURE FUND

                         /s/ Barry Rubenstein
                         ------------------------------------
                         Barry Rubenstein,
                         A General Partner


                         WOODLAND SERVICES CORP.

                         /s/ Barry Rubenstein
                         ------------------------------------
                         Barry Rubenstein,
                         President



                         21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                         By:  Sandler Investment Partners, L.P., general partner
                              By:  Sandler Capital Management,
                                   general partner
                                   By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           --------------------------------
                                             Name:
                                             Title:


                         21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                              By: Sandler Investment Partners, L.P., general partner
                                   By:  Sandler Capital Management, general
                                        partner
                                        By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           --------------------------------
                                             Name:
                                             Title:


                         21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                              By:  Sandler Investment Partners, L.P.,
                                   general partner
                                   By:  Sandler Capital Management, general
                                        partner
                                        By: EMEBE Corp.

                                        By: /s/ Barry Lewis
                                           ----------------------------------
                                             Name:
                                             Title:


                                   /s/ Michael J. Marocco
                                   ---------------------------------------
                                   Michael J. Marocco, Individually

                                   /s/ Barry Lewis
                                   ---------------------------------------
                                   Barry Lewis, Individually

                                   /s/ John Kornreich
                                   ---------------------------------------
                                   John Kornreich, Individually

                                   /s/ Harvey Sandler
                                   ---------------------------------------
                                   Harvey Sandler, Individually


                                   /s/ Andrew Sandler
                                   ---------------------------------------
                                   Andrew Sandler, Individually

                                   /s/ Barry Rubenstein
                                   ---------------------------------------
                                   Barry Rubenstein, Individually

                                   /s/ Irwin Lieber
                                   ---------------------------------------
                                   Irwin Lieber, Individually

                                   /s/ Barry Fingerhut
                                   ---------------------------------------
                                   Barry Fingerhut, Individually